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Canyon Club Brewery

Brewery

206 Sycamore Valley Rd W
Danville, CA 94526
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
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THE PITCH
Canyon Club Brewery is seeking investment to open a second location.
Adding A LocationGenerating RevenueLease Secured
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INVESTOR PERKS

Canyon Club Brewery is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Invitation to Annual Investor Party
Invest $1,000 or more to qualify. Unlimited available

Invest $1,000 or more to qualify.
Unlimited available

Your Very Own Investor Mug
Invest $2,500 or more to qualify. 25 of 25 remaining

Invest $2,500 or more to qualify.
50 of 50 remaining

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Meet Canyon Club Brewery at the Livery

In 2018 Kevin Hamilton, Nick Mack and head brewer Christian Kazakoff founded the Canyon Club Brewery in Moraga, CA ("CCB Moraga"), specializing in brewing high-quality, traditionally-styled, craft beer. CCB Moraga houses a beautiful taproom, a restaurant, an outdoor biergarten and a production brewery. CCB Moraga distributes its beer throughout the SF Bay Area and enjoys a loyal fan base within the local community and regional beer lovers. CCB Moraga's ultimate goal is to be the "Third Place" for the local community.

These same founders, joined by talented additions to the team, are now launching a new Canyon Club Brewery location, in located within the picturesque Danville Livery. Canyon Club at the Liver will provide patrons with the relaxed outdoor vibe of a biergarten with live music, and families, children and pets are a welcome part of the experience. Key design features will include a stylish indoor bar and restaurant, a large outdoor biergarten with a myriad of seating options, fire pits, and communal areas for guests to enjoy in comfort.

We are excited to open up a community funding round to the public. We want to give the community an opportunity to invest in what will be "The Third Place" for Danville and the surrounding areas and share in our success. This expansion of the beloved "Canyon Club Brewery" brand into new territory is part of an overall strategy to grow brand recognition, presence and market share within the greater East Bay. We would love for you to join us for the ride.

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CANYON CLUB BREWERY AT THE LIVERY
We will be opening a taproom and restaurant in The Danville Livery under the Canyon Club brand
This taproom will provide a full-service kitchen as well as a bar, and a small brewery system.
In addition to Canyon Club's award winning craft beer, the Danville taproom will serve local guest beers, wine, ciders and mixed cocktails. The kitchen will offer a full menu of elevated brewery fare for lunch, brunch and dinner.
Canyon Club at the Livery fills a void in this area of Danville by supplying a casual, family friendly outdoor dining experience complete with live music.
We have secured a lease for a great space comprising approximately 4,000 square feet of indoor dining and a 3,000 square foot biergarten.
Great lengths will go into the design and execution of the space. The biergarten, positioned in the heart of the Livery plaza, will become a defining element of the area, and highlight the natural beauty of the landscape.
The Canyon Club at the Livery will be operated by a team of proven business owners, restaurant managers, brewers and chefs.
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LOCATION

Given CCB Moraga's success in the Lamorinda market, we sought out areas with similar demographics and culture. Average household income is estimated at over $200,000 and the median age of the population is 43.4,4 the low end of the 45-64 age range responsible for the highest per-person alcohol consumption (Institute of Alcohol Studies). Demographer William Strauss, noted this age group is characterized by their search for "community and work-life balance" and "an affinity for understated quality". "Danville and the surrounding areas show a deficit gap between the amount of demand vs the amount of supply in places to drink alcohol. This deficit also holds true in "places to purchase beer" and full service restaurants". — Danville Market Analysis 2020 (Institute of Alcohol Studies).

Danville was ranked #1 of The 50 Safest Cities in California in 2019 by Safewise and ranked 14th among the wealthiest zip codes in America by Business Insider.
More specific than Danville, The Livery Shopping Center is a great location for this venture.
Danville is underserved by the following: 1. Places to drink alcohol 2. Places to purchase beer 3. Full service restaurants. All of which Canyon Club at the Livery will provide.
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TARGET MARKETS

With a population of 44,00 residents, Danville is not a large market per se, but demographically, it's one well-suited for this venture. Our core guests will likely consist of local residents of Danville and a surrounding 15-minute drive radius. A driving radius of this size is similar to our experience at CCB Moraga, where the bulk of the guests come from the Lamorinda area, followed by Oakland to the west and Walnut Creek and Concord to the east.

A 15 mile drive radius from Danville includes a population of roughly 280,00 and jumps to 350,000 during work hours.
It's uncommon to have an establishment that is equally adored by adults and kids, and when executed properly, it's a huge competitive advantage.
The businesses in the immediate area surrounding the Livery shopping plaza consist mainly of real estate offices, professional and financial services, and some retail. This is a great population to garner business via healthy take-out lunch options and small bites for business meetings and happy hour gatherings.
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THE WORD ON THE STREET...

Ray Oldenburg's book "The Great Good Place" outlines the social importance of having a "third place" in a community—your home being your first, work being your second (sadly) and the third being a meeting place for the community. You see it in many cultures; the English pub, the German biergarten and the French café or brasserie. These are all areas characterized by "accommodating to all, providing good food and drink but with conversation being the main activity." This is exactly what Danville needs and wants, here are some comments from residents.

"I love you guys, when are you coming to Danville"!
"I love your beer, where can I get it"?
"Danville needs a place like Canyon Club".
"There's nothing like this, this place is going to be amazing!"
"You will see us here everyday!"
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THE TEAM

Kevin Hamilton
President/Founder

In charge of business development and overall operations. Kevin has over 25 years in the bar and restaurant industry, holding every position from bar-back to restaurant manager to owner. He's currently the chief executive of both CCB Moraga and its managing member, a partner in a successful Brewpub in San Francisco and an investor in other hospitality ventures. Kevin's experience includes business ownership, project management and entrepreneurial endeavors primarily in the real estate and restaurant sectors. He holds an MBA in Finance and an undergraduate degree in psychology and marketing. He's a Boston native and a Lafayette resident with unwavering love for his 3 daughters, motorcycles and everything from Yuengling to La Fin Du Monde.

Nick Mack
Co-Founder

Nick has been a California attorney for over 25 years, both in national law firms and in-house at technology and renewable energy finance companies. Nick focused on setting up CCB Moraga, including investment, financing and entity structuring, partner and supplier strategy, and contract and agreement negotiation. Originally from New York City, Nick holds a JD and an undergraduate degree in American Government. He lives in Lafayette with his wife and son, and his favorite beers are Belgian abbey and Trappist beers (ask him why).

Christian Kazakoff
Brewmaster

With 25 years of professional brewing experience, Christian has been brewing award-winning beer in the San Francisco Bay Area for the past three decades, Christian's approach to brewing is based on the idea that beer should be brewed in the same way a Michelin-rated chef prepares a gourmet entrée: Use only the finest ingredients, always keep your equipment pristine, employ no shortcuts, and never release beer for consumption unless it is perfect. Christian's experience and passion for food and cooking is palpable in every batch of beer he brews.

Before joining CCB, Christian brewed at Triple Rock Brewery and most recently at Iron Springs Brewery for over ten years. In addition to his decades of brewing experience, Christian's many awards include a second place finish for Compulsory Triple IPA at the 2018 Bistro Double IPA Festival, a gold medal for his Sless' Oatmeal Stout at the 2016 Great American Beer Festival, a Gold Award for Epiphany Red Ale at the 2016 World Beer Cup, and countless others. He holds a Brewing Science and Engineering certification from the American Brewers Guild as well as an Associate Degree in hospitality from City College of San Francisco. Equal to his passion for brewing, Christian loves engaging with the public about beer, food, and baseball.

John Crossley
Chief Operating Officer

In charge of day-to-day operations. John has held every position from busboy to General Manager and has opened successful restaurants across the Bay Area. After a stint in restaurant tech sales, he took a leap of faith to move to Tennessee to pursue a career in hospitality management. After opening restaurants in TN, he moved back to California to open the Bounty Hunter restaurant in Walnut Creek. Shortly after the successful opening of Bounty Hunter, CCB recruited him to take on the task of navigating the enormous success of the Moraga taproom and Brewery. John loves beer (even non-alcoholic), fishing, and hiking the many trails the East bay has to offer.

Manlee Siu
Culinary Director

Manlee was born in Hong Kong and moved to Northern California with her family at the age of four. She credits her mother for her passion for cooking and love of food. Still to this day her best childhood memories are in the kitchen with her mother preparing family meals for her five siblings.

A graduate of the University of California at Davis with a degree in Managerial Economics, Manlee then took over the family restaurant business and was in charge of day to day operation for ten successful years. Manlee knew the next step was to earn a culinary degree graduating from the Le Cordon Blue in San Francisco.

Right out of school her first job was at Restaurant Gary Danko in San Francisco. She was lured across the bay to Berkeley and became the opening Chef de Cuisine of the Meritage Restaurant at the Four Star/Four Diamond Claremont Resort & Spa before joining the team at Revival Kitchen and Bar in Berkeley, also as the Chef de Cuisine.

After working at numerous other venues, including a Forbes 5star and AAA Diamond resort, she came back to California to be Chef de Cuisine at Sante Restaurant in Fairmont Sonoma Mission Inn and Spa. Manlee is now Culinary Director for Canyon Club Brewery, responsible for crafting the signature dishes that make our brewpub so popular.

Stephanie Hamilton
Marketing Director

Stephanie is a founding member and manages all aspects of CCB marketing and design. She's the brains behind everything from our can designs to our baseball hats. She lives in Lafayette with her husband, three daughters, and dog and spends her free time running the area's beautiful trails, watching scary movies with her kids, and traveling- (beaches only though).

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-out $111,900
Mainvest Compensation $8,100
Total $120,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,995,464	$3,295,010	$3,558,611	$3,772,128	$3,960,734
Cost of Goods Sold	$1,088,531	$1,197,383	$1,293,173	$1,370,763	$1,439,301
Gross Profit	$1,906,933	$2,097,627	$2,265,438	$2,401,365	$2,521,433

EXPENSES

Consolidated Opex	$1,672,548	$1,839,802	$1,986,986	$2,106,205	$2,211,515
Operating Profit	$234,385	$257,825	$278,452	$295,160	$309,918

This information is provided by Canyon Club Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet
2023 Income Statement
Investment Round Status
Target Raise $120,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends March 1st, 2024
Summary of Terms
Legal Business Name 3P Livery LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 0.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
No operating history

Canyon Club Brewery in Danville is set to open in the summer of 2024. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Given the history of the Moraga location, Canyon Club Brewery in Danville forecasts the following milestones:

Secure a space and finalize the lease prior to October 2023 (completed)

Place deposits on furniture, fixtures and brewing equipment prior to November of 2023 (completed)

Secure all necessary building permits and begin construction by the end of February 2024.

Raise all required capital by the end of April 2024

Complete construction by August 2024

Hire and train staff prior to the end of August 2024

Open the doors for business prior to September 1st 2024

Achieve $3MM in revenue and $260K in profit year 1

Achieve $3.3MM in revenue and $285K in profit year 2

Achieve $3.5MM in revenue and $308K in profit year 3

Achieve $3.8MM in revenue and $326K in profit year 4

Achieve $4MM in revenue and $343K in profit year 5

Note that these are forward-looking statements that involve risks and uncertainties. Canyon Club Brewery's actual results may differ materially from the results discussed in such forward-looking statements.

Other outstanding debt or equity

The capital raised through Mainvest will constitute roughly 20% of Canyon Club Brewery Danville's fundraising. However, Canyon Club Brewery will likely require additional funds from alternate sources. The remainder of CCBD's capital is expected to be comprised from the sale of preferred equity units and owner investment.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Canyon Club Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Canyon Club Brewery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Canyon Club Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Canyon Club Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect Canyon Club Brewery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Canyon Club Brewery's management or vote on and/or influence any managerial decisions regarding Canyon Club Brewery. Furthermore, if the founders or other key personnel of Canyon Club Brewery were to leave Canyon Club Brewery or become unable to work, Canyon Club Brewery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Canyon

Club Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Canyon Club Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Canyon Club Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Canyon Club Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Canyon Club Brewery

Factors like global, national, state or regional economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in the costs and availability of labor and supplies, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Canyon Club Brewery's financial performance or ability to continue to operate. In the event Canyon Club Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Canyon Club Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Canyon Club Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Canyon Club Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Canyon Club Brewery will carry some insurance, Canyon Club Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Canyon Club Brewery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Canyon Club Brewery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Canyon Club Brewery's management will coincide: you both want Canyon Club Brewery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Canyon Club Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while Canyon Club Brewery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Canyon Club Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Canyon Club Brewery or management), which is responsible for monitoring Canyon Club Brewery's compliance with the law. Canyon Club Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Canyon Club Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Canyon Club Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Canyon Club Brewery, and the revenue of Canyon Club Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Canyon Club Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 or Other Pandemic Impact

The ongoing COVID-19 pandemic, as well as other potential future pandemics, may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 or other pandemic restrictions, the Company can not guarantee that it will resume operations in the future.

Costs of Improving the Location

Canyon Club Brewery has leased a location in Danville and has commenced renovations and improvements that will be necessary to conduct operations. Commencement and completion of phases of construction will depend upon a number of factors, including successful fundraising, issuance of proper permits, availability of construction contractors, and cost of materials, among others. To the extent Canyon Club Brewery is unable to complete construction, or experiences significant delays or increases in expenses, investors may lose some or all of their investment.

Liquor License Purchase/Availability

A type 23 small beer manufacturer license enables the production and sale of beer, as well as wine, for consumption on and off the Premises. Canyon Club Brewery is in the process of applying for such liquor license directly from the State of California Department of Alcoholic Beverage Control ("ABC"). The issuance of such license is subject to approval by the ABC. Canyon Club Brewery has no control over the timing of approval, once the license application has been submitted and the approval process could delay the opening of a particular restaurant location. Furthermore, if the license would ever be suspended or revoked, or additional restrictions would be imposed on it, any such eventuality would have a material adverse effect on the business and financial condition of Canyon Club Brewery. Moreover, there can be no assurance that Canyon Club Brewery will not become subject to new, more restrictive regulation or increased taxation by federal, state or local agencies, which may adversely affect the operations, revenues and potential profitability of Canyon Club Brewery.

Tradename

Canyon Club Brewery is a licensee and has obtained the right to use the trade name "The Canyon Club" as it applies to Canyon Club Brewery operations and services (the "Tradename") through a licensing agreement with its manager, Beer Is Food, Inc. (the "Manager"). Canyon Club Brewery shall have a right to utilize such Tradename on a nonexclusive basis only for so long as Canyon Club Brewery remains a licensee of the Manager. Removal of the Manager or expulsion from Canyon Club Brewery may terminate Canyon Club Brewery's right to utilize the Tradename and may negatively impact the business of Canyon Club Brewery. In addition, the Tradename is licensed to Canyon Club Brewery only for the Danville location, and the Manager may, at its option, expand the brand associated with the Tradename through operations owned by one or more additional companies in which neither Canyon Club Brewery nor its investors may have an ownership interest. YOUR INVESTMENT IN CANYON CLUB BREWERY DOES NOT CONSTITUTE AN INVESTMENT IN OTHER VENTURES OF THE MANAGER OR ITS PRINCIPALS UTILIZING THE INTELLECTUAL PROPERTY OR THE SAME OR SIMILAR CONCEPTS, AND NO RIGHTS IN THE OWNERSHIP OF SUCH VENTURES, OR AN INTEREST IN THE PROFITS, LOSSES OR REVENUE STREAMS THEREFROM, IS OFFERED OR IMPLIED.

This information is provided by Canyon Club Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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